Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name
IONEER LTD
Announcement Type
New announcement
Date of this announcement
Thursday February 05, 2026
The +securities to be quoted are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B
Total number of +securities to be quoted
ASX +security code	Security description	Number of +securities to
		be quoted	Issue date

INR	ORDINARY FULLY PAID	400,000,000	05/02/2026

Refer to next page for full details of the announcement
Appendix 2A - Application for quotation of securities	1 / 6

Part 1 - Entity and announcement details
1.1	Name of entity

IONEER LTD

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2	Registered number type	Registration number

ACN		098564606

1.3	ASX issuer code

INR

1.4	The announcement is
New announcement
1.5	Date of this announcement
5/2/2026

Appendix 2A - Application for quotation of securities	2 / 6

Part 2 - Type of Issue

2.1	The +securities to be quoted are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
30-Jan-2026 09:54	New - Proposed issue of securities - INR	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B? No

Appendix 2A - Application for quotation of securities	3 / 6

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description
INR : ORDINARY FULLY PAID
Issue date
5/2/2026

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000%
1,001 - 5,000%
5,001 - 10,000%
10,001 - 100,000%
100,001 and over		%

Appendix 2A - Application for quotation of securities	4 / 6

Issue details

Number of +securities to be quoted
400,000,000
Are the +securities being issued for a cash consideration?
Yes
In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.18000000

Any other information the entity wishes to provide about the +securities to be quoted
Appendix 2A - Application for quotation of securities	5 / 6

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:
The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.
4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)
ASX +security code and description	Total number of +securities on issue

INR : ORDINARY FULLY PAID	3,074,633,957

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

INRAS : PERFORMANCE RIGHTS	76,665,846

Appendix 2A - Application for quotation of securities	6 / 6